BASELINE OIL & GAS CORP.
                                20022 Creek Farm
                            San Antonio, Texas 78259

                                                              September 13, 2006

Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 7010
100 F. Street, N.E.
Washington, D.C. 20649

      RE: Baseline Oil & Gas Corp. (the "Company"); Commission's Comment Letter (the "Comment Letter"), dated August 16, 2006, re (i) Amendment No. 1 to Form SB-2 of the Company (the "SB-2") File No. 333-134978, (ii) Form 10-KSB/A for year ended December 31, 2005 (the "10-KSB"), (iii) Form 10-QSB/A for the quarterly period ended March 31, 2006 (the "March 10-QSB") and (iv) Form 10-QSB for the quarterly period ended June 30, 2006, File No. 0-51888 (the "June
            10-QSB")

Dear Mr. Schwall:

      In response to the above referenced Comment Letter, we are herewith filing as correspondence for your review, our proposed disclosure in the following documents: (i) Amendment No. 2 on Form SB-2/A (the "Amended SB-2"), (ii) an amended Report on From 10-KSB/A-2 (the "Amended 10-KSB"), (iii) an amended report on Form 10-QSB/A-2 for the quarter ended March 31, 2006 (the "Amended March 10-QSB") and (iv) an amended Report on Form 10-QSB/A for the quarter ended June 30, 2006 (the "Amended June 10-QSB"), which we believe addresses the points raised in your Comment Letter.

      For your convenience, I have numbered the Company's responses below in accordance with the comments received in your Comment Letter of August 16, 2006.

1. We have revised the accounting and disclosures in the Amended SB-2 to comply with all comments applicable to our periodic reports.

2. We have removed the reference to the SEC and comments received as the principal reason for filing the applicable amendments and have identified significant changes made in our filings.

3. We have expanded the disclosure contained in Note 3 to the financial statements in our Amended 10-KSB to disclose the stated redemption date. A copy of the April Promissory Note is being furnished to you as well.

4.    We have added page numbers to all of our proposed filings.

5. We have added additional disclosure regarding the circumstances surrounding the termination of the Rex transaction in Item 2 (page 9) of our Amended June 10-QSB and under the heading "Description of Business" (pages 30-31) in our Amended SB-2.

      The value of the deferred acquisition asset recognized in connection with the issuance of 12,069,250 shares of our common stock to the Rex Parties was determined by reference to the market price of our common stock on the date the shares were issued. On the date of issuance, these shares were valued at $13,276,175 (12,069,250 shares X $1.10 per share). After further consideration, we have determined that the value attributed to these shares should have considered the impact of our right to repurchase these shares -at $1.00 per share below any bona fide offer to purchase the shares received by the Rex Parties. After taking the repurchase option into account, we have determined that the value of the deferred acquisition asset should have been $1,206,925. Please see our proposed disclosure in Item 1 of our Amended March 10-QSB, where we have restated the carrying value of the deferred acquisition asset as of March 31, 2006.

6. We have added proposed disclosure regarding the termination of the Rex transaction and the elimination of our deferred acquisition asset to our Amended March 10-QSB (please see Note 4 at page 6).

7. We have added language to clarify Item 3 of our Amended March 10-QSB (please see Item 3 at page 10).

      We appreciate anything you and your staff can do to help expedite the Company's registration process would be greatly appreciated.

                                            Very truly yours,

                                            Baseline Oil & Gas Corp.


                                            By: /s/ Richard M. Cohen
                                                --------------------------------
                                                    Richard M. Cohen, CFO

THIS PROMISSORY NOTE ("NOTE") AND THE SHARES OF COMMON STOCK THAT MAY BE ISSUED UPON CONVERSION OF THE NOTE HAVE BEEN ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, (THE "ACT") OR ANY STATE SECURITIES LAW ("BLUE SKY REQUIREMENTS"). NEITHER THIS NOTE NOR THE SHARES OF COMMON STOCK WHICH THIS NOTE MAY BE CONVERTED MAY BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR UNLESS THE COMPANY RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT OR BLUE SKY REQUIREMENTS.

                           CONVERTIBLE PROMISSORY NOTE

$__________                                                   New York, New York
(Original Principal Amount)                            Date Issued April 6, 2005

      FOR VALUE RECEIVED, the adequacy of which is hereby acknowledged, the undersigned, College Oak Investments, Inc., a Nevada corporation (together with its successors and/or assigns, the "Maker"), hereby promises to pay to the order of ________ (the "Payee" or "Holder"), whose address is _____________________ on or before April 6, 2006 (the "Maturity Date"), the principal sum of ______________ dollars ($______). Interest on the unpaid principal amount hereof shall accrue at a rate of ten per cent (10%) per annum and shall be payable at conversion in shares of common stock as set forth below. Payments due hereunder shall be paid in lawful money of the United States of America (or by wire transfer or certified check payable in such money) at Payee's address (as given above) or at such other place as Payee or any other holder of this Note may from time to time have designated by prior written notice to Maker.

            This Note is issued in exchange of a Note of Coastal Energy Services, Inc. ("Coastal") in like principal amount and is one of several Notes issued in exchange for Notes of Coastal (the "Coastal Notes"). The rights of the Holder shall be pari-passu with the rights afforded all other holders of Coastal Notes. Pursuant to the Plan and Agreement of Merger entered into between the Maker and Coastal, the Maker, amongst other things, assumed Coastal's obligation under the Coastal Notes.

            1. Conversion. At any time prior to the payment of the amount outstanding, the Holder may elect to convert all or a portion of the principal amount of the Note and accrued interest into shares of the Maker's common stock, upon delivering written notice thereof (the "Conversion Notice") to the Maker.

            The outstanding principal and interest accrued are convertible into common stock at a rate of $0.25 per share (the "Conversion Price"). Accordingly, if the Holder shall elect to convert the Note into shares of the Maker's common stock, then the Holder would receive such number of shares of the Maker's common stock equal to (a) the face value of this Note, together with interest accrued and unpaid as of the date of the Conversion Notice divided by (b) $0.25. As an additional "kicker" for participating in the Maker's private offering, upon conversion, each Holder will receive an additional number of shares of the Maker's common stock equal to (c) twenty percent (20%) of the face amount of this Note divided by (d) $0.25.

            If the Maker at any time after the date of issuance of this Note subdivides (by any stock split, stock dividend, recapitalization or otherwise) its outstanding shares of Common Stock into a greater number of shares, then the Conversion Price in effect immediately prior to such subdivision will be proportionately reduced and the number of shares of Common Stock obtainable upon conversion of this Note will be proportionately increased. If the Maker at any time after the date of issuance of this Note combines (by combination, reverse stock split or otherwise) its outstanding shares of Common Stock into a smaller number of shares, then the Conversion Price in effect immediately prior to such combination will be proportionately increased and the number of shares of Common Stock issuable upon conversion of this Note will be proportionately decreased. Any adjustment under this paragraph shall become effective at the close of business on the date the subdivision or combination becomes effective.

            If the Holder has not elected to convert this Note prior to the Maturity Date, then all principal and accrued interest on the Notes shall be payable by the Company on the Maturity Date.

            2. Allocation. All payments made hereunder (whether in prepayment or otherwise) shall first be applied against any interest then due hereunder and shall then be applied against principal.

            3. Events of Default. The following shall constitute Events of
Default:

                  a. Maker shall fail to pay when due, any payment of principal or interest due under this Note, which failure continues for a period of five
(5) days after delivery of notice of such failure to Maker; or

                  b. Written admission by Maker of its inability to pay its debts as they become due, an assignment by Maker for the benefit of creditors, the institution of proceedings by Maker under the Federal Bankruptcy Code or any state law relating to relief of debtors, or the institution of such proceedings by another party against Maker which is not subsequently dismissed within ninety
(90) days of the filing of same, or the seizure of substantially all of the assets of Maker.

            If an Event of Default should occur, Payee, at its option, may (i) allow the Note to remain outstanding and continue to accrue interest at the rate provided for above or (ii) declare the outstanding principal balance of principal and all accrued but unpaid interest on this Note to be immediately due and payable without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived.

            Further, Maker agrees to pay all fees, costs and expenses, including reasonable attorneys' fees and legal expenses, incurred by Payee in endeavoring to collect any amounts payable hereunder which are not paid when due, whether by acceleration or otherwise.

            4. Waiver. No delay or omission of Payee in exercising any right or power hereunder shall impair such right or power or be a waiver of any default or an acquiescence therein; and no single or partial exercise of any such right or power shall preclude other or further exercise thereof, or the exercise of any other right; and no waiver shall be valid unless in writing signed by Payee, and then only to the extent specifically set forth in such writing. All remedies hereunder or by law afforded shall be cumulative and shall be available to Payee until the principal amount of and all interest on this Note have been paid in full.

            5. Notices. All notices, requests, demands or other communications required or permitted hereunder shall be in writing, addressed to the appropriate party as follows:

    If to Maker, to:

    College Oak Investments, Inc.
    c/o Eaton & Van Winkle LLP
    3 Park Avenue
    New York, NY 10016

and to Payee at the address first indicated above or to such other address as may have been designated in prior notice. Notices may be sent by (a) overnight courier or (b) registered or certified mail, postage prepaid, return receipt requested; and shall be deemed given (i) in the case of overnight courier, the next business day after the day sent and (ii) in the case of mailing, four (4) business days after being mailed by registered or certified mail, and otherwise notices shall be deemed to have been given when received.

            6. Successors and Assigns. All of the terms and provisions of this Note shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

            7. Headings. The section headings contained in this Note are intended solely for convenience of reference and do not themselves constitute a part of this Note.

            8. Severability. If any provision of this Note or the application thereof to any person or circumstance should, for any reason and to any extent, be invalid or unenforceable, the remainder of this Note and the application of such provision to other persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

            9. Governing Law; Jurisdiction; Venue. This Note shall be governed by and construed in accordance with the law of the State of New York without regard to conflict of law provisions. Any legal suit, action or proceeding arising out of or based upon this Note shall be instituted in any federal or state court only in the Borough of Manhattan, The City of New York, State of New York.

             The remainder of this page is intentionally left blank.

            IN WITNESS WHEREOF, Maker has executed this Note as of the date first above written.

                           COLLEGE OAK INVESTMENTS, INC.


                           By:
                               ------------------------------
                           Name:  Carey G. Birmingham
                           Title: President